

July 27, 2012

<u>Via Email</u>
Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re: Consumer Portfolio Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 001-14116**

Dear Mr. Bradley:

        We have completed our review of your filing as of June 14, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Christian Windsor

                                                Christian Windsor
                                                Special Counsel

cc: Via E-mail
         Mark Creatura, Esq.
            Consumer Portfolio Services, Inc.